Mail Stop 3561

November 6, 2008

Mr. Stephen L. Day
President and Chief Executive Officer
Dover Saddlery, Inc.
525 Great Road
Littleton, MA   01460

      Re: **Dover Saddlery, Inc.**
             Form 10-K for the Fiscal Year Ended December 31, 2007
             Form 10-Q for the Fiscal Quarters Ended
             March 31, 2008 and June 30, 2008
             File No. 0-51624

Dear Mr. Day:

      We have reviewed the supplemental reports you provided us and the response dated October 9, 2008 as well as your filings and have the following comments. As noted in our comment letter dated September 11, 2008, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-K for the Fiscal Year Ended December 31, 2007

Item 1. Business

The Company, page 2

1.   We have read your response to our prior comment one. Your proposed disclosure stating that it is impracticable to disclose revenue for each item you sell is not consistent with how you have grouped products in your reports and on your website. We continue to believe your products have dissimilar characteristics and can be grouped into the three main categories you prominently disclose on pages 2 and 31: (1) saddles and tack; (2) specialized apparel; and (3) horse care and stable products. Your website also lists several product categories that align with these three primary categories. Further, based

on the information you have provided, we are not persuaded that, for example, riding breeches are similar as you suggest to horse dewormers and have the same rate of profitability. If it is not practical for you to disclose product revenues by the product categories you have disclosed in your reports or on your website, please revise your disclosure accordingly to state that fact or disclose in tabular form for each period presented the amount or percentage of total revenue contributed by each similar product as required by paragraph 37 of SFAS 131.

* * * *

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. You may contact Milwood Hobbs, Staff Accountant, at (202) 551-3241 or Donna Di Silvio, Senior Staff Accountant, at (202) 551-3202, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3720 with any other questions.

Sincerely,

Andrew Mew
Accounting Branch Chief